Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-277564

Arrow Electronics, Inc.

Pricing Term Sheet
April 1, 2024

$500,000,000 5.875% Notes due 2034

Issuer:	Arrow Electronics, Inc.
Trade Date:	April 1, 2024
Settlement Date*:	April 10, 2024 (T+7)
Ratings**:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (stable)
Title	5.875% Notes due 2034
Principal Amount:	$500,000,000
Maturity:	April 10, 2034
Coupon:	5.875% per annum, accruing from April 10, 2024
Price to Public:	99.970%
Yield to Maturity:	5.879%
Spread to Benchmark Treasury:	T+155 bps
Benchmark Treasury:	4.000% due February 15, 2034
Benchmark Treasury Spot/Yield:	97-12/4.329%
Interest Payment Dates:	April 10 and October 10, commencing October 10, 2024
Redemption:
Make-Whole Call:	Prior to January 10, 2034 at T+25 basis points
Par Call:	On or after January 10, 2034, at par
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:	The Issuer expects to use a portion of the net proceeds from this offering to redeem all of its outstanding 6.125% notes due 2026. Pending such application of the net proceeds, the Issuer may invest the net proceeds in short-term interest-bearing accounts, securities or similar investments. The Issuer may apply the remaining net proceeds for general corporate purposes, which may include acquisitions or the repayment of other indebtedness, including the repurchase or redemption of any existing notes.
CUSIP/ISIN:	04273WAE1 / US04273WAE12
Joint Book-Running Managers:	J.P. Morgan Securities LLC BNP Paribas Securities Corp. HSBC Securities (USA) Inc.
Co-Managers:	Goldman Sachs & Co. LLC SMBC Nikko Securities America, Inc. Standard Chartered Bank Wells Fargo Securities, LLC

*Note: We expect to deliver the Notes against payment for the Notes on the seventh business day following the pricing of the Notes (T+7). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on any day prior to the second business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+7, to specify alternative settlement arrangements to prevent a failed settlement.

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**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC at 1-212-834-4533; BNP Paribas Securities Corp. at 1-800-854-5674 or HSBC Securities (USA) Inc. at 1-866-811-8049.

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